Filed by: Knowles Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Audience, Inc.

Commission File No. 001-35528

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Knowles Corporation common stock. The offer (as defined below) described herein is made solely by the Prospectus/Offer to Exchange (as defined below) and the related letter of transmittal, each of which is being delivered to holders of Audience, Inc. common stock. The offer is not being made to (and no tenders will be accepted from or on behalf of) holders of shares of Audience, Inc. common stock in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the offer to holders of shares of Audience, Inc. common stock in any such jurisdiction in compliance with such applicable laws. In those jurisdictions where applicable laws require the offer to be made by a licensed broker or dealer, the offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

NOTICE OF OFFER TO EXCHANGE

Each Outstanding Share of Common Stock of

AUDIENCE, INC.

for

$2.50 in Cash and $2.50 in Fair Market Value of Shares of Common Stock of

KNOWLES CORPORATION

(subject to the adjustment procedures and collar as described in the prospectus/offer to exchange and the related letter of transmittal)

made by

ORANGE SUBSIDIARY, INC.,

a wholly owned subsidiary of Knowles Corporation

Pursuant to an Agreement and Plan of Merger, dated as of April 29, 2015, as amended from time to time (the “merger agreement”), by and among Knowles Corporation, a Delaware corporation (“Knowles”), Orange Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Knowles (the “Purchaser”), and Audience, Inc., a Delaware corporation (“Audience”), Purchaser is offering to purchase each outstanding share of common stock, par value $0.001 per share, of Audience for consideration (the “offer consideration”) consisting of (i) $2.50 in cash, without interest, and (ii) a number of shares of Knowles common stock, par value $0.01 per share, equal to the amount obtained by dividing $2.50 by the volume weighted average of the sale prices for Knowles common stock as reported on the New York Stock Exchange for each of the 10 consecutive trading days ending on and including the second trading day prior to the final expiration date of the offer, subject in each case to the adjustment procedures and collar described in the prospectus/offer to exchange, dated May 19, 2015 (the “Prospectus/Offer to Exchange”), and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “offer” described herein). Audience stockholders whose shares of Audience common stock are registered in their own names and who tender their shares directly to Computershare (the “Depositary”) will not be obligated to pay brokerage fees or commissions in connection with the offer or, except as set forth in the letter of transmittal, transfer taxes on the exchange of shares in the offer. Audience stockholders who hold their shares of Audience common stock through brokers, dealers, banks, trust companies or other nominees should consult with such institutions to determine whether they will charge any fees for tendering such stockholders’ shares to the Purchaser in the offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (ONE MINUTE AFTER 11:59 P.M.), EASTERN TIME, ON WEDNESDAY, JUNE 17, 2015, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

The offer is the first step in Knowles’ plan to acquire all of the outstanding equity interests of Audience. Following the purchase by Purchaser of shares of Audience common stock sufficient to satisfy the requirements under Delaware law to effect a short-form merger, and subject to the satisfaction or waiver of each of the conditions to such merger set forth in the merger agreement, Purchaser will be merged with and into Audience (the “merger”), with Audience surviving the merger as a wholly owned subsidiary of Knowles.

The offer is not subject to any financing condition. The offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn prior to the expiration time of the offer (as it may be extended) shares of Audience common stock that, together with any shares of Audience common stock then owned by Knowles and its subsidiaries, including Purchaser, represent more than 50% of the sum of (x) the aggregate number of shares of Audience common stock outstanding immediately prior to the acceptance of shares of Audience common stock for exchange pursuant to the offer, including shares of Audience common stock subject to Audience restricted stock units or deemed issued pursuant to Audience’s employee stock purchase plan plus (y) the aggregate number of shares of Audience common stock issuable to holders of Audience stock options from which Audience has received notices of exercise immediately prior to the acceptance of shares of Audience common stock for exchange pursuant to the offer (and as to which shares of Audience common stock have not yet been issued to such exercising holders of Audience stock options), but excluding shares of Audience common stock that have been tendered in the offer pursuant to guaranteed delivery procedures (the foregoing condition is referred to as the “minimum condition” or the “short-form merger threshold”).

On April 29, 2015, the Audience board of directors, by the unanimous vote of the Audience directors present at the meeting, (i) determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable and in the best interests of Audience and Audience’s stockholders, (ii) approved and authorized the merger agreement and the transactions contemplated thereby, including the offer and the merger, and (iii) recommended that Audience’s stockholders accept the offer and tender their shares of Audience common stock pursuant to the offer. Accordingly, the Audience board of directors recommends that the Audience stockholders accept the offer and tender their shares of Audience common stock pursuant to the offer.

On the terms of and subject to the conditions to the offer, promptly after the expiration time, Purchaser will accept for exchange, and deliver consideration for, all shares of Audience common stock validly tendered to Purchaser in the offer and not validly withdrawn prior to the expiration time. Purchaser will be deemed to have accepted for exchange, and thereby purchased, shares of Audience common stock that are validly tendered in the offer and not validly withdrawn prior to the expiration time of the offer (as it may be extended) as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for exchange of such shares. On the terms of and subject to the conditions to the offer, the delivery of consideration for shares of Audience common stock that are accepted for exchange in the offer will be made by deposit of the cash component with and delivery of the stock component to the Depositary, which will act as an agent for stockholders tendering shares in the offer for the purpose of receiving the offer consideration from Purchaser and transmitting payment to such stockholders whose shares of Audience common stock have been accepted for exchange in the offer.

For a stockholder to validly tender shares of Audience common stock in the offer (i) each certificate representing the tendered shares, together with the letter of transmittal (or a photocopy of it), properly completed and duly executed, together with any required signature guarantees and any other required documents, must be received by the Depositary prior to the expiration time, (ii) in the case of a tender effected pursuant to the book-entry transfer procedures (a) either a letter of transmittal, properly completed and duly executed, together with any required signature guarantees, or an agent’s message (as defined in the section of the Prospectus/Offer to Exchange entitled “The Offer—Procedures for Tendering Shares of Audience Common Stock in the Offer”), and any other required documents, must be received by the Depositary prior to the expiration time and (b) the shares to be tendered must be delivered pursuant to the book-entry transfer procedures described in the Prospectus/Offer to Exchange and a book-entry confirmation (as defined in the section of the Prospectus/Offer to Exchange entitled “The Offer—Procedures for Tendering Shares of Audience Common Stock in the Offer”) must be received by the Depositary prior to the expiration time, or (iii) the tendering stockholders must comply with the guaranteed delivery procedures described in the section of the Prospectus/Offer to Exchange entitled “The Offer—Procedures for Tendering Shares of Audience Common Stock in the Offer” prior to the expiration time.

Under no circumstances will interest be paid on the cash portion of the offer consideration, regardless of any extension of, or amendment to, the offer or any delay in paying for such shares.

The offer is scheduled to expire at 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on Wednesday, June 17, 2015. However, subject to Knowles’ (and Audience’s) termination rights under the merger agreement: (1) if, at any time as of which the offer is scheduled to expire, any condition to the offer has not been satisfied or waived, Purchaser is required to extend the offer on one or more occasions for additional successive periods of up to 10 business days per extension (but not beyond July 31, 2015, as such date may be extended under certain circumstances to September 1, 2015); and (2) Purchaser is required to extend the offer at any time or from time to time for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the offer. As used herein, the term “expiration time” means 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on June 17, 2015, unless the offer is extended, in which case the term “expiration time” means the latest time and date on which the offer, as so extended, expires. There will not be a subsequent offering period for the offer.

Purchaser may at any time increase the consideration to be paid for each share of Audience common stock in the offer and may, subject to applicable law, at any time waive or make any other changes to the terms and conditions of the offer except that, without the prior written consent of Audience: (i) the minimum condition may not be amended or waived; (ii) the following additional conditions may not be amended or waived: (1) the registration statement of which the Prospectus/Offer to Exchange is a part shall have been declared effective by the SEC under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of such registration statement shall have been issued by the SEC or a proceeding for that purpose or a similar proceeding in respect thereof have been initiated or threatened in writing by the SEC, and (2) the shares of Knowles common stock to be issued as part of the offer consideration shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance; and (iii) no change may be made to the offer that (1) changes the form of consideration to be delivered by Purchaser pursuant to the offer, (2) decreases any component of the offer consideration, (3) decreases the number of shares of Audience common stock to be purchased by Purchaser in the offer, (4) imposes additional conditions or modifies the existing offer conditions in a manner adverse to Audience stockholders or (5) except as provided above, extends the expiration time of the offer.

Purchaser will follow any extension, termination or amendment of the offer, as promptly as practicable, with a public announcement thereof. In the case of an extension of the offer, Purchaser will make an announcement no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration time of the offer.

If Purchaser makes a material change in the terms of the offer, Purchaser will distribute additional offer materials and extend the offer to the extent required by applicable law. The minimum period during which the offer must remain open following such a change will depend upon the relative materiality of the changed terms. However, with respect to a change in price or a change in the percentage of securities sought, Purchaser must keep the offer open for at least 10 business days from the date materials disclosing such change are made available to Audience stockholders.

Shares of Audience common stock that are tendered in the offer may be withdrawn pursuant to the procedures described in the Prospectus/Offer to Exchange at any time prior to the expiration time. Thereafter, tenders of shares are irrevocable, except that they may be withdrawn after the 60th day from the commencement of the offer, unless such shares have already been accepted for payment by Purchaser pursuant to the offer. For a withdrawal of shares of Audience common stock previously tendered in the offer to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary prior to the expiration time specifying the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such shares have been tendered by an eligible institution, any and all signatures on the notice of withdrawal must be guaranteed by an eligible institution. If shares have been tendered pursuant to the book-entry transfer procedures, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures. Purchaser will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal in its sole discretion, which decision will be final and binding. Neither Knowles nor Purchaser, nor Audience, the Depositary, the Information Agent for the offer or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Withdrawals of shares of Audience common stock may not be rescinded. Any shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer. However, withdrawn shares may be re-tendered at any time prior to the expiration time of the offer (as it may be extended) by following one of the procedures for tendering described in the section of the Prospectus/Offer to Exchange entitled “The Offer—Procedures for Tendering Shares of Audience Common Stock in the Offer.”

Audience has provided Purchaser with a list and security position listings of Audience’s stockholders for the purpose of enabling Purchaser to communicate with and distribute the Prospectus/Offer to Exchange to holders of shares of Audience common stock. Purchaser will send the Prospectus/Offer to Exchange, the related letter of transmittal and other relevant materials to record holders of shares of Audience common stock and Purchaser will also furnish such materials to brokers, dealers, banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the list of Audience’s stockholders, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of shares of Audience common stock.

The receipt of shares of Knowles common stock and cash for shares of Audience common stock pursuant to the offer or the merger generally will be a fully taxable transaction for U.S. federal income tax purposes. In general, a beneficial owner of Audience common stock who receives shares of Knowles common stock and cash in exchange for shares of Audience common stock in the offer or merger will recognize gain or loss equal to the difference, if any, between (a) the sum of (i) the fair market value of the shares of Knowles common stock received (determined at the time the offer is consummated or the merger is effective, as the case may be) and (ii) the amount of cash received and (b) the holder’s adjusted tax basis in the shares of Audience common stock exchanged for the right to receive shares of Knowles common stock and cash in the offer or merger. Gain or loss will be determined separately for each block of shares of Audience common stock (that is, shares acquired for the same cost in a single transaction). Audience stockholders should read the discussion under “Material United States Federal Income Tax Consequences” in the Prospectus/Offer to Exchange and should consult their own tax advisor for a full understanding of the tax consequences of the offer and the merger to such Audience stockholders.

The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Prospectus/Offer to Exchange and is incorporated herein by reference.

The Prospectus/Offer to Exchange and the related letter of transmittal contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the offer.

Questions regarding the offer, and requests for assistance in connection with the offer, may be directed to the Information Agent at the address and telephone number set forth below. Copies of the Prospectus/Offer to Exchange, the letter of transmittal and all other materials related to the offer are available free of charge from the Information Agent by calling the telephone number set forth below. No fees or commissions will be payable to brokers, dealers or other persons for soliciting tenders of shares of Audience common stock in the offer.

The Information Agent for the offer is:

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

All Stockholders Call Toll-Free: (888) 497-9677

May 19, 2015

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